UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of July, 2008.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: July 24, 2008                        /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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                          NEWS RELEASE - JULY 24, 2008

                   IMA'S ISLAND COPPER PROJECT MOVING FORWARD


IMA EXPLORATION INC. (IMR-AMEX, IMR-TSX.V) ("IMA" or the "Company") is pleased to provide an update to shareholders on its upcoming drill program on IMA's Island Copper Project in British Columbia, Canada. The Company is submitting a notice of work with a planned startup in September / October 2008. The proposed program will contract two diamond core drill rigs, and will focus on infill drilling at the Hushamu resource area and exploration drilling in the NW Expo area.

Island Copper Project

The magnitude of the opportunity that exists in the Port Hardy mining region on Northern Vancouver Island has been recognized by the British Columbia Geological Survey, as the region is included in the highest mineral potential category for the province. Management is preparing for a large-scale review to evaluate known prospects and identify new targets along the Island Copper Project's 60km geological trend. Most importantly the Company is putting in place the required team and logistics support required to begin exploration activity on the project and advance it to the scoping and eventually feasibility study stage.

IMA has taken the first step to introduce the Company and its plan of work to the First Nations communities in the area and has found a favorable climate in which to operate. The Company will continue to follow the footsteps of previous operators of the project who left as good corporate citizens. IMA will initially work in close cooperation with Western Copper's management team in order maintain the positive and cohesive relationship that exists with the community in Port Hardy.

The Company has been fortunate to secure Mr. Jacques Houle, P.Eng., a resident of Vancouver Island, as Project Manager for the Hushamu Project. He will work closely with Dr. David Terry, Vice President Exploration and Dr. Greg Myers, a consultant to IMA, during the initial drilling campaign. The project is estimated to require 52,000 metres of diamond drilling starting with a drill program of 5,000 meters in the initial stage of an option agreement that allows IMA to earn up to a 70% interest in the 46,000 hectare Island Copper Project (see May 12, 2008 News Release).

IMA's Island Copper Project hosts at least 6 copper-gold-molybdenum porphyry related systems, all with similar characteristics to BHP's formerly producing Island Copper Mine. Hushamu is the most advanced of these 6 systems on the project and hosts a NI 43-101 compliant measured and indicated resource of 230.9 million tonnes grading 0.28% Cu and 0.31 g/t Au, containing 2.29 million ounces of gold and 1.425 billion pounds of copper, as well as an inferred resource of
52.8 million tonnes grading 0.28% Cu, 0.38 g/t Au, containing 326 million pounds of copper and 0.64 million ounces of gold. Hushamu also contains undefined molybdenum mineralization.



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NEWS RELEASE                                                       JULY 24, 2008
IMA EXPLORATION INC.                                                      PAGE 2
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IMA is a Vancouver  based  exploration  company with $24M in its  treasury.  The acquisition of the Island Copper Project is Phase I of IMA's business strategy and aligns with the Company's objective to acquire projects that contain established resources and offer significant opportunities for expansion through continued exploration. A PowerPoint presentation on the project is available on the Company's web site (www.imaexploration.com).

Dr. David Terry, P.Geo., a Qualified Person, as defined by National Instrument 43-101, has reviewed the technical contents of this news release

Corporate Update

IMA is pleased to announce the appointment of Mr. Keir Reynolds in the role of Manager Corporate Communication for IMA Exploration Inc. Mr. Reynolds brings more than eight years of experience in sales and sales management. He has consulted on a range of subjects from corporate brand recognition to employee financial planning and has worked with a tier 1 firm as a licensed advisor. His most recent success was as an Account Executive and Corporate Finance Sales Executive with the Ascenta group of companies, where he played a vital role in growing shareholder value and implementing efficient and effective corporate finance solutions.

Additionally, the Company has agreed, subject to regulatory approval, to hire Michael Baybak and Company to provide assistance in the ongoing development of shareholder communication, with particular focus in the United States where the Company is listed on the America Stock Exchange under the symbol "IMR". The program will focus on corporate development and financial advisory media through programmed media development activities. They will work closely with the Company to further develop and broaden the investor audience. Michal Baybak and Company will be paid a monthly retainer of $4,000 per month starting from June 1, 2008 until October 1, 2008, and subject to satisfaction by both parties, will increase to US $5,000 per month from October 1 to June 1, 2009. 250,000 options will be granted at $0.54 and will be subject to a four-month hold period, exercisable over one year and vesting at the rate of 62,500 options per quarter. The options will expire on two years from the vesting date. The agreement can be terminated by either party with a 30-day notice.


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

For further information please contact Keir Reynolds, Manager Corporate Communications, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by
email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2008 NUMBER 5


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